Exhibit 17.1

Michael Weiner

October 10, 2012

Board of Directors

New Frontier Media, Inc.

6000 Spine Road, Suite 100

Boulder, Colorado 80301

Re:          Director Resignation

Ladies and Gentlemen:

As a result of the extremely troubling actions taken by a majority of the members of the Board of Directors - consisting of Alan Isaacman, Melissa Hubbard, Walter Timoshenko and Hiram J. Woo - in connection with my termination as CEO, the strategic review process and related matters, I hereby resign as a director effective immediately.

I intend to commence legal proceedings against the Company to enforce my rights, including those rights that arise under my employment agreement. While I am compelled to arbitrate my claims under my employment agreement in order to protect my personal interests and reputation, I believe shareholders should be aware of the circumstances surrounding my termination including actions taken by the current directors that I believe were not in the best interests of shareholders. Specifically, I believe the current directors’ decision to terminate me as CEO and not to re-nominate me or David Nicholas for election as a director at the upcoming annual meeting of shareholders was, in my opinion, intended to stifle opposition and criticism from other directors and to entrench the members of the Special Committee on the Board.

During the past few months, I have raised significant concerns with the independence and conduct of the Special Committee, which is now comprised only of the current directors. The Special Committee was formed to review strategic alternatives after receipt of an acquisition proposal from Longkloof, the Company’s largest stockholder, holding approximately 16% of the Company’s outstanding shares. Instead of negotiating with Longkloof to receive a higher offer price than Longkloof’s revised bid of $1.75 per share, the Special Committee filed an expensive lawsuit against Longkloof without a full vote of the Board and without first consulting with me. I have consistently expressed to the current directors my belief that the lawsuit was ill-advised from both a strategic and economic standpoint and the allegations in the lawsuit about me were baseless.

•                       Was the Special Committee properly authorized by the full Board to commence the litigation?

•                       How much money has the Company spent on the lawsuit? Did the expense of the lawsuit make the Company a less attractive acquisition candidate?

•                       Did the Special Committee first consider whether the litigation would be a waste of corporate assets, especially if a higher and better offer from Longkloof was obtainable?

•                       Was the decision to sue Longkloof an attempt at self-preservation on the part of the Special Committee?

•                       Did the Special Committee consult counsel on any legal ramifications of depriving the right of shareholders to nominate directors?

The Special Committee erroneously asserted that I expressed a favorable view towards Longkloof’s initial acquisition proposal and acted in an “unusually friendly” manner towards representatives of Longkloof, the Company’s largest shareholder. This was not the case and I was always open, and remain open, to fully considering any proposal that maximizes the value of the Company and that would provide immediate liquidity to shareholders. Nevertheless, the Special Committee shut me out of the strategic review process based on self-serving claims that I was not trustworthy. I find this remarkable since I have worked with members of the Special Committee for over a decade both as a director and executive officer and no one had ever raised any concerns about my trustworthiness until after the Company received Longkloof’s proposal.

Despite numerous requests, the Special Committee refused to provide me with meaningful information regarding its timetable and goals for the process and other aspects of the process, making it extremely difficult for me to run the business. I was also kept in the dark on the Longkloof litigation, making it impossible for me to properly address pressing inquiries from employees, shareholders, distributors and customers regarding this matter.

•                       Did the Special Committee consider whether my insights into the Company and its industry would have benefited the strategic review process and potentially lead to the receipt of higher bids?

•                       Did the Special Committee consider whether my insights would have assisted Avondale Partners with its valuation analysis of the Company?

•                       How can shareholders be assured that the activities of the Special Committee are actually benefiting shareholders?

•                       What is the status of the strategic review process? Shareholders have the right to know!

On September 29, 2012, David Nicholas resigned as a director of the Company as a result of disagreements with the current directors and concerns similar to mine regarding the Special Committee, the strategic review process and my termination as CEO. With my termination, the Special Committee has in my view effectively eliminated any and all opposition to its policies and practices by other directors and any semblance of a truly independent body to oversee the strategic review process. In my view, the lack of independence of the Special Committee and the current directors’ failure to nominate any new, unaffiliated director nominees for election at the upcoming annual meeting should raise glaring red flags with respect to the strategic review process and any acquisition proposal that may be recommended by the Board in the coming weeks.

•                       Did the Special Committee treat all bidders equally and conduct a fair and exhaustive review process?

•                       Does any member of the Special Committee have a personal or business relationship with any representatives of the bidders?

•                       Why has the Special Committee not concluded the strategic review process?

•                       Does the current composition of the Special Committee and the circumstances surrounding the resignation of me and David Nicholas create any legal exposure for the Company in connection with any proposed acquisition?

I co-founded New Frontier in 1997 and since then have always conducted myself and my affairs, both as a director and executive officer, appropriately, responsibly and in accordance with my fiduciary duties to shareholders. It is extremely disappointing that despite my longstanding devotion and contribution to the Company, the current directors have chosen to wrongfully terminate my employment in order to, in my opinion, pursue interests that I believe are contrary to those of the shareholders. I am hopeful that my resignation and the concerns I have raised herein will help ensure that the current directors redirect their focus on preserving what value is left in the Company under the watchful eyes of shareholders. I also intend to vigorously pursue my legal claims against the Company (following my wrongful termination) to prove my actions have always been in the best interests of shareholders. I cannot say the same for the current members of the Board.

Sincerely,

/s/ Michael Weiner
Michael Weiner